

November 19, 2012

<u>Via E-mail</u>
Denise R. Cade
Senior Vice President, General Counsel and Corporate Secretary
SunCoke Energy Partners, L.P.
1011 Warrenville Road, Suite 600
Lisle, Illinois 60532

>   **Re: SunCoke Energy Partners, L.P.**
>   **Amendment No. 5 to Registration Statement on Form S-1**
>   **Filed November 14, 2012**
>   **File No. 333-183162**

Dear Ms. Cade:

        We have reviewed your response letter and the above-referenced filing, and have the following comment.

<u>Cash Distribution Policy and Restrictions on Distributions, page 50</u>

<u>Estimated Net Income and Adjusted Current Earnings for the Twelve Months Ending December 31, 2013, page 57</u>

1. We note the additional disclosures you provided on page 61 in response to comment 4 in our letter dated November 9, 2012. Please expand your disclosures to clarify, if correct, that you did not meet the targeted coal-to-coke yields during the historical periods presented and quantify the negative impact this had on your margins. If you have provided this disclosure elsewhere in the Form S-1, please provide a cross-reference to this disclosure. Please also clarify why you determined that you will meet the targeted coal-to-coke yields during fiscal year 2013. Finally, please ensure that your explanation sufficiently explains why the cost of products sold and operating expenses as a percentage of sales and other operating revenue is anticipated to decrease to 76.5% as compared to 81.6% and 81.2% for the pro forma 12-months ending December 31, 2011 and September 30, 2012, respectively.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracey Smith, Staff Accountant, at 202-551-3736 or Al Pavot, Staff Accountant, at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Rachel A. Packer, Esq. (*via E-mail*)
        Vinson & Elkins LLP